Exhibit 99.1

OceanaGold Reports Exceptional High-Grade Drill Results at Wharekirauponga and Progress on Waihi North Project

VANCOUVER, BC, Sept. 24, 2026 /CNW/ -- OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") announces results from 16 new drill holes from the ongoing exploration and resource conversion program at Wharekirauponga, located approximately 10 kilometres ("km") north of the Company's Waihi Operation in New Zealand.

The Company is also providing an update on the Waihi North Project, which continues to progress to plan, and on the evaluation of several value-enhancing technical studies which are expected to be included in the upcoming Waihi District technical report planned for release in January 2027. These include a potential processing plant expansion to 1.2 million tonnes per annum ("Mtpa") that would support the continuation of mining at the Martha Underground mine ("MUG") concurrent with mining the Wharekirauponga Underground mine ("WUG") once it is in production in 2032.

Wharekirauponga Drilling Highlights (estimated true width):

  6.3 m @ 97.2 g/t Au from 481.5 m, East Graben ("EG") Vein (WKP146C)
  8.5 m @ 41.5 g/t Au from 399.0 m, EG Vein (WKP150)
  9.6 m @ 18.5 g/t Au from 401.0 m, EG Hanging Wall ("HW") Veins (WKP146A)
  6.6 m @ 24.0 g/t Au from 403.4 m, incl. 1.2 m @ 107.7 g/t Au, EG HW Veins (WKP146C)
  5.9 m @ 25.9 g/t Au from 485.6 m, EG Vein (WKP146B)
  4.2 m @ 32.4 g/t Au from 602.9 m, EG Vein (WKP147A)

Gerard Bond, President and CEO of OceanaGold, said "Drill results from Wharekirauponga continue to demonstrate the exceptional grade and continuity of the EG Vein zone, and include some of the highest-grade intercepts reported to date. These results confirm further continuity and up-dip extension of the southern high-grade zone which currently lies outside of reported reserves, therefore representing outstanding conversion and growth potential. With five drill rigs now active and the Wharekirauponga orebody remaining open in multiple directions, we continue to accelerate drilling towards the southern end to further unlock value for shareholders at this phenomenal deposit.

"I am also excited about the upcoming Waihi District technical report. With the improved performance of the Martha Underground and good drilling results, we see the potential to extend the life of the Martha Underground and increase processing capacity from that assumed in our last technical report which would enable concurrent mining and processing of both Martha and Wharekirauponga ore, driving increased value for the Waihi District."

Drill results can be viewed in 3D using VRIFY at the following link:
https://vrify.com/meetings/recordings/34562203-9dc1-4ccc-b36b-e8767be11a94

VRIFY note: Drill results reflect only those set forth in OceanaGold's news release dated September 24, 2026, and do not include all historical results except those relevant to the current Wharekirauponga drill program.

Waihi North Project Development Update

Construction and underground tunnelling activities at the Waihi North Project continue to advance to plan. Decline development, which commenced in May 2026, has advanced approximately 350 metres ("m") to date. Construction of the first ventilation shaft has commenced, with a second jumbo expected to be added in the first half of 2027 to begin development of the twin tunnel toward the Wharekirauponga orebody. Bulk earthworks at the Willows Portal site continue, with water management related activities involving sedimentation ponds, haul roads, waste rock stack and magazine now completed, and the surface facilities area remaining on track for completion by year-end. The water treatment plant began staged commissioning in September 2026 and early works on the new tailings storage facility are expected to commence in the fourth quarter of this year.

Waihi District Technical Report

The Waihi District comprises the Company's Waihi Operation, which includes the currently producing Martha Underground (MUG), and the Waihi North Project, which includes Wharekirauponga Underground (WUG).

An updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") technical report on the Waihi District is planned for release in January 2027 and will include updated Mineral Reserves and Mineral Resources estimates.

The technical report is planned to include an updated mine plan for the Waihi District, incorporating the results of ongoing technical evaluations. These evaluations are assessing the potential to extend mining at MUG beyond 2033, in conjunction with the commencement of mining at WUG. To support this opportunity, the Company is also evaluating a potential processing plant expansion to increase throughput capacity up to 1.2 Mtpa from the 0.8 Mtpa contemplated in the previous technical report.

Wharekirauponga Drill Results

Drilling activity at Wharekirauponga has accelerated with the recent expansion of the fleet to five active rigs, and the construction of a new drill site (Drill Site 10), which is strategically positioned to better target the open southern high-grade zone.

Since the Company's April 1, 2026 news release, a total of sixteen drill holes have been completed from five drill sites with results returned from the EG, HW and footwall ("FW") Veins, collectively referred to as the "EG Vein zone" (Figure 1). Results both within the EG Vein and its HW structures continue to confirm continuity and quality of the southern high-grade zone. Importantly, this area remains unconstrained, with mineralization open along strike, up-dip and at depth, and significant scope remains to further grow the Mineral Resource through additional drilling.

East Graben Vein

Drilling on the EG Vein returned multiple wide, high-grade intercepts demonstrating the continuity of the system to the south (Figure 2). Results include 6.3 m @ 97.2 g/t Au (WKP146C) in the upper part of the vein, one of the highest-grade results returned to date. Nearby holes, including 5.9 m @ 25.9 g/t Au (WKP146B) and 4.2 m @ 32.4 g/t Au (WKP147A), also returned high-grade intercepts confirming the grade and continuity of the vein in this area. A further 110 m to the north, drill hole WKP150 returned 8.5 m @ 41.5 g/t Au, strengthening confidence in the continuity, thickness and grade of the EG Vein in this area.

Across the sixteen EG Vein intercepts reported, results continue to extend mineralization up-dip, demonstrating incremental growth of the southern high-grade zone (Figure 3, Figure 4).

This drilling supports the potential upgrade of a substantial portion of the southern high-grade zone from Inferred to Indicated Mineral Resources, underpinning an expected increase to Mineral Reserves in the Company's 2026 year-end Mineral Resource and Mineral Reserve statement and in the upcoming NI 43-101 technical report.

Hanging Wall Veins

The HW Veins and associated sub-parallel structures that lie immediately west of the EG Vein also yielded strong results. Drilling of the HW Veins continues to demonstrate a broadening zone of mineralization, headlined by 9.6 m @ 18.5 g/t Au and 1.2 m @ 107.7 g/t Au (WKP146A and WKP146C, respectively) (Figure 5). Several holes, notably WKP146C, which returned three separate high-grade HW intercepts in addition to its EG Vein result, intersected multiple, closely stacked mineralized structures, pointing to a well-developed vein array in this part of the system. These results continue to highlight a zone of high-grade mineralization outside the current resource model, which remains a target for future growth.

Wharekirauponga 2026 Exploration Program

With five active drill rigs now operating at Wharekirauponga, drilling through the remainder of 2026 will focus on both resource conversion and growth-oriented step-out drilling along strike of the EG Vein, reflecting the substantial upside that remains in this open, unconstrained vein system.

Figure 1: Wharekirauponga plan view of geology and drill traces highlighting the EG Vein zone, T-Stream Vein, and Western Veins, and drill platform locations.

Figure 2: Long section of the EG Vein with geology and new drill intercepts

Figure 3: Cross section 3 (looking NE) with drill results from the EG and EG FW Veins and EG Vein zone interpretation

Figure 4: Cross section 2 (looking NE) with drill results from the EG Vein and EG Vein interpretation

Figure 5: Cross section 1 (looking NE) with drill results from the EG and EG HW Veins and EG Vein zone interpretation

Table 1: Wharekirauponga drill intersections subsequent to the news release dated April 1, 2026

Drill Hole ID	From (m)	To (m)	True width (m)	Au (g/t)	Ag (g/t)	Vein	Activity*
WKP145A	440.0	447.3	5.6	13.5	12.0	EG Vein	Conversion
WKP146A	475.0	481.3	5.7	15.5	12.6	EG Vein	Conversion
WKP146B	485.6	492.1	5.9	25.9	21.5	EG Vein	Conversion
WKP146C	481.5	488.8	6.3	97.2	81.2	EG Vein	Conversion
WKP146D*	489.6	495.2	4.3	5.9	5.4	EG Vein	Conversion
WKP147	681.7	684.5	1.8	39.7	30.4	EG Vein	Conversion
WKP147A	602.9	611.2	4.2	32.4	18.8	EG Vein	Conversion
WKP148	523.9	530.9	5.7	11.7	14.6	EG Vein	Conversion
WKP148A	547.7	551.8	3.1	2.6	5.2	EG Vein	Conversion
WKP148B	571.5	588.7	9.9	3.7	8.6	EG Vein	Conversion
WKP148C	499.1	505.8	5.5	6.0	6.2	EG Vein	Conversion
WKP148D	485.0	493.6	7.0	5.8	7.7	EG Vein	Conversion
WKP149A	535.5	542.0	5.9	11.5	9.8	EG Vein	Conversion
WKP149B	528.2	533.3	4.8	7.6	8.1	EG Vein	Conversion
WKP150	399.0	410.1	8.5	41.5	37.1	EG Vein	Conversion
WKP151	465.1	468.9	3.3	28.0	20.2	EG Vein	Conversion
WKP144C*	419.0	421.6	2.0	8.0	4.0	EG HW Veins	Conversion
WKP145A	282.0	282.8	0.6	29.0	55.0	EG HW Veins	Conversion
WKP145A	294.4	295.0	0.3	51.5	37.5	EG HW Veins	Conversion
WKP146A	401.0	412.1	9.6	18.5	12.8	EG HW Veins	Conversion
WKP146A	417.2	419.9	2.7	8.2	5.8	EG HW Veins	Conversion
WKP146C	403.4	412.0	6.6	24.0	16.3	EG HW Veins	Conversion
Incl.	408.7	410.3	1.2	107.7	71.0	EG HW Veins	Conversion
WKP146C	416.0	418.0	1.6	39.5	27.0	EG HW Veins	Conversion
WKP146C	433.7	434.5	0.7	21.1	14.5	EG HW Veins	Conversion
WKP146D	417.2	422.3	4.4	27.1	24.4	EG HW Veins	Conversion
WKP146D	432.0	433.3	1.2	19.5	5.1	EG HW Veins	Conversion
WKP146D	441.0	442.5	1.5	20.1	15.1	EG HW Veins	Conversion
WKP147A	378.8	380.0	0.3	47.0	46.4	EG HW Veins	Conversion
WKP148	228.9	231.5	0.9	21.5	25.2	EG HW Veins	Conversion
WKP149A	472.1	475.9	3.1	20.3	20.6	EG HW Veins	Conversion
WKP149B	458.3	462.3	3.1	30.4	17.9	EG HW Veins	Conversion
WKP149B	466.0	467.4	1.1	10.6	5.0	EG HW Veins	Conversion
WKP124O*	650.8	651.6	0.5	45.9	23.1	EG FW Veins	Conversion
WKP147A	661.5	664.4	1.9	10.8	9.2	EG FW Veins	Conversion
WKP148B	600.4	602.6	0.8	12.9	12.2	EG FW Veins	Conversion

*Notes: "Conversion" drilling are intercepts converting Inferred Mineral Resources to the Indicated Mineral Resources category. WKP144C and WKP124O are not classified as new drill holes in this release. These holes were completed and partial results included in the April 1, 2026 news release update. The remaining intercepts from WKP144C and WKP124O are shown here. Drilling of the WKP146D EG Vein intercept returned poor core recovery, with only approximately 40% of the interval recovered. Unrecovered core has been assigned a zero grade in calculating the reported composite, providing a conservative treatment of the missing interval.

For further information relating to drill hole data, please refer to the Company's website at https://oceanagold.com/operations/additional-drillhole-data.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi Operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Qualified Person Statement

The scientific and technical information in this news release relating to Mineral Reserves, mine planning, mine scheduling and mine development for the Waihi District, including the Martha Underground and Wharekirauponga Underground mines and the Waihi North Project, has been reviewed and approved by Mr. Euan Leslie, Chartered Professional Member of the Australasian Institute of Mining and Metallurgy, Group Mining Engineer for OceanaGold and an employee of the Company, a qualified person as defined by NI 43-101.

The scientific and technical information in this news release relating to exploration results, drilling, sampling, data verification, quality assurance and quality control, and Mineral Resources has been reviewed and approved by Mr. Leroy Crawford-Flett, Chartered Professional Member of the Australasian Institute of Mining and Metallurgy, Exploration & Geology Manager of the Waihi Operation and an employee of the Company, a qualified person as defined by NI 43-101. Mr. Crawford-Flett has verified the sampling, analytical and test data underlying the exploration information disclosed in this news release, including review of assay certificates and the performance of certified reference materials, blanks and duplicates against the Company's QA/QC protocols, and the drillhole database. No limitations on that verification were identified other than the reduced core recovery in drill hole WKP146D described above.

Quality Assurance and Quality Control ("QA/QC")

All exploration samples are assayed for gold by 30g fire assay with Atomic Absorption Spectrometry ("AAS") finish. Since mid-2022, drill core sample intervals where visible electrum is logged are followed up by a subsequent screen fire assay after the routine 30g fire assay. Core samples were prepared and analyzed at the independent SGS Waihi NZ Ltd ("SGS") laboratory (Au by 30g fire assay and Ag by aqua regia digest and 0.3gm AAS finish. Samples post-April 2024 with Ag, As, Sb, Hg and S by ICP-MS after DIG12R Digest). Selected pulps are periodically sent to the independent ALS laboratory in Brisbane for a 4-acid digestion and 42 or 48 element Inductively Coupled Plasma ("ICP") geochemical analysis.

Quality of exploration assay results has been monitored in the following areas:

  Sample preparation at the independent SGS Waihi and Westport laboratories through sieving of jaw crush and pulp products;
  Monitoring of assay precision through routine generation of duplicate samples from a second split of the jaw crush and calculation of the fundamental error; and
  Monitoring of accuracy of the primary SGS assay and ALS results through insertion of Certified Reference Materials ("CRMs") and blanks into sample batches.

Blank, duplicate and CRM results are reviewed prior to uploading results in the acQuire database and again on a weekly basis. The QA/QC protocol at Waihi requires CRMs to be reported to within 2 standard deviations of the certified value, for preparation duplicates to have a relative difference (R-R1/mean RR1) of no greater than 10%, and for blanks to not exceed more than 5 times the lower detection value of the assay method. Failure in any of these thresholds triggers an investigation and, if appropriate, re-assay. Drill core is stored within secure facilities on site to which access is controlled. Site employees transport samples to the analytical laboratory which is also a secured facility. The SGS laboratory is an independent commercial geochemistry and energy assay laboratory with ISO 17025: 2017 accreditation, audited by an external consultant in 2020, and is inspected on a monthly basis by OceanaGold geologists. No sampling risks have been recorded during these visits.

Technical Report

For further information, please refer to the NI 43-101 technical report for the Waihi District available on the SEDAR+ website at www.sedarplus.ca under the Company's profile or on the Company's website at www.oceanagold.com titled "NI 43-101 Technical Report – Waihi District Study Pre-feasibility Study, New Zealand" dated December 11, 2024, with an effective date of June 30, 2024, prepared by D. Townsend, L Crawford-Flett, K. Hollis, E Leslie, and T. Maton (OceanaGold).

Cautionary Statement for Public Release

This press release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but is not limited to, statements with respect to: the estimation, realization and classification of Mineral Reserves and Mineral Resources; an expected increase in Mineral Reserves in the Company's 2026 year-end resource statement and upcoming NI 43-101 technical report; costs, timing and focus of exploration and drilling programs for 2026; timing of filing of an updated NI 43-101 technical report for the Waihi District; anticipated deliverance of shareholder value through continued Mineral Resources growth and conversion; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; construction and underground tunnelling activities and decline development at the Waihi North Project continuing to advance to plan; the timing for adding a second jumbo to begin development of the twin tunnel, completion of the surface facilities area and commencement of early works on TSF3 at the Waihi North Project; the potential to extend mining at MUG beyond 2033, in parallel with mining at WUG; the potential processing plant expansion to increase throughput capacity to 1.2 Mtpa; timing of the development of new deposits; geotechnical and operational conditions; social licence to operate and stakeholder relationships; foreign operations and political, economic and regulatory conditions in the jurisdictions in which the Company operates; and governmental regulation of exploration operations. All statements in this press release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company's production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the recent and ongoing U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"), which are available under the Company's profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this press release was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. In particular, and without limiting the generality of the foregoing, the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Inferred Mineral Resources", "Indicated Mineral Resources," "Measured Mineral Resources" and "Mineral Resources" used or referenced in this press release are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC's disclosure rules for domestic United States reporting companies and any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this press release may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Measured, Indicated or Inferred Mineral Resources, these Mineral Resources may never be upgraded to Proven and Probable Mineral Reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company's Measured, Indicated or Inferred Mineral Resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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For further information: For further information please contact: Investor Relations: Brian Martin, Senior Vice President, Business Development and Investor Relations, Tel: +1 604-678-4096, ir@oceanagold.com; Valerie Burns, Director, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, Vice President, Communications, Tel: +1 604-403-2019, media@oceanagold.com

CO: OceanaGold Corporation

CNW 07:00e 24-SEP-26